HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 25, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Re: Strategic sale of Garanti Bank

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

Dogus Group and GE Reach Definitive Agreement on Garanti Bank Stake
Doğus Group, Garanti Bank's majority shareholder, and GE Consumer Finance ("GECF"), subsidiary of General Electric Inc., signed an agreement by which GECF will acquire 25.5% of Garanti Bank's ordinary shares and 49.2% of Garanti Bank's founders' shares.

Under the terms of the agreement;

- GECF will pay a cash consideration of $1,556 MN for 25.5% of Garanti Bank's ordinary shares. On this basis, the transaction values 100% of ordinary share capital of Garanti Bank at $6,100 MN. In addition, GECF will purchase 49.2% of Garanti Bank's founders' shares for a cash consideration of $250 MN.
- Dogus Group will acquire certain non-core assets (including Tansas shares) with an aggregate value of YTL958 MN from Garanti Bank at net book value (market value in the case of Tansas shares). If any of these assets are disposed of by Garanti Bank to third parties prior to closing of the transaction, the value of assets to be acquired by Dogus Group will be reduced. The assets are expected to be acquired approximately 50% at closing and the remaining 50% within two years thereof.
- The parties have agreed to enter into a shareholders' agreement at closing under which Garanti Bank will become jointly controlled by the Dogus Group and GECF in accordance with principles of an equal partnership. The board will be continue to be chaired by Mr. Ferit Sahenk, with five of the nine directors (including the CEO to be jointly selected as well as the Chairman) designated by the Dogus Group, and four directors designated by GECF. Mr. Ergun Ozen will continue as CEO of Garanti Bank.
- A Mandatory Tender Offer will be required to be launched in accordance with the Turkish Capital Markets Board (CMB) regulations once the relevant regulatory approvals have been obtained and the pension law referred to below is enacted.

The transaction is subject to regulatory approvals and the enactment of a law providing for the transfer of Garanti Bank's pension fund to Sosyal Sigortalar Kurumu. The transaction is expected to close in the fourth quarter of 2005.

Dogus Group was advised by Morgan Stanley & Co. Limited and Verdi Yazici as legal advisor. GECF was advised by Ata Invest, Rothschild and White & Case as legal advisor.

Yours sincerely,
Garanti Bank

Olca Erdost	Funda Gungor
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations